02028167

VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

15 March 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

MAR 27 2002

SUPPL

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 15 March 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

dw 4/1

VIROTEC
International Ltd
A.B.N. 81 004 801 398

HALF-YEAR FINANCIAL REPORT
31 DECEMBER 2001

Index to Financial Reports

DIRECTORS' REPORT

The directors present their report and the consolidated financial report of the consolidated entity, being Virotec International Ltd ("the Company") and its controlled entities for the six months ended 31 December 2001 and the independent review report thereon.

DIRECTORS

The directors of the Company in office at the date of this report or who held office during or since the financial period are:

Name	Position	Period of directorship
Brian Sheeran	Executive Chairman	Director since 23 July 1997, appointed chairman 19 July 1999.
Bruno Bamonte	Finance Director	Director since 24 December 1997
Prof. David McConchie	Non executive director	Director since 10 July 2000
Dr Michael Nissen	Non executive director	Director since 17 March 2000
John Glynn	Non executive director	Director since 17 March 2000

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial period were the research, development and commercialisation of environmental remediation technology. The consolidated entity also conducts some mining and mineral exploration.

REVIEW OF OPERATIONS

Highlights

Significant achievements of the consolidated entity during the financial period were as follows: -

(a) The Company completed a placement of 27,514,440 ordinary shares, raising $10.7M as part of its listing on the Alternate Investment Market of the London Stock exchange.

(b) The Company completed a demonstration of its Bauxsol™ technology to treat acid mine drainage in Baia Mare Romania. This technology has wide ranging worldwide applications in the mining industry and other industries where acid drainage and acid sulphate soils are problems.

(c) The Company entered into a supply agreement with Eurallumina SPA, a company based in Sardinia, Italy. This will enable the company to establish a Bauxsol™ production facility in Sardinia, which is well placed geographically to service the European market.

(d) The Company received $5,476,649 on the conversion of 25,273,871 options.

Research and development

The Company continued its commitment to further research and development of the Bauxsol™ Technology and its applications to new industries outside of the mining industry, including agriculture, sewerage and tanneries. Such research will be ongoing.

The total expenditure incurred on research and development (including commercialisation activities) during the period was $573,990, which was expensed in accordance with the Company's accounting policy.

Environmental services

Since July 2001 the company has focused its marketing of the Bauxsol™ Technology in Europe. This was underpinned by the capital raising of $10.7M, completed on the Alternate Investment Market of the London Stock Exchange in July 2001. The Company showcased its technology in the Baia Mare area of Romania to the European market and has since established strategic alliances with Terra Plus in Portugal and Montgomery Watson Harza in Belgium. Both these groups provide environmental services to governments and a range of private companies and these alliances provide Virotec with access to their client base and the infrastructure to service future clients.

A number of marketing and distribution agents were also appointed to assist in the marketing and distribution of the Bauxsol™ range of products in Australia and Asia, and technical staff have been employed in the USA to assist in satisfying all regulatory requirements for the products to be used in the country.

In Australia the Company continued to generate revenue from providing environmental consulting services, laboratory services and field consulting services.

During the financial period total revenue earned by this segment was $453,376 and the net result for this segment was a profit of $66,172.

Mining and exploration

The Company holds a number of mining leases and exploration permits on tenements in North Queensland and in the Drake area in New South Wales. These areas are at different stages of evaluation and planning. Work on these areas has been, and is planned to remain at the minimum required to protect the Company's interest in the leases.

The Company buys tin concentrates from small local miners and is utilising its infrastructure in North Queensland to prepare the concentrates for sale to a smelter. During the financial period this has generated revenue of $97,918. The net result for mining and exploration was a loss of $245,946.

Looking forward

The Company will continue its research and development of further applications of its Bauxsol™ technology and other technologies related to environmental management and remediation.

The Company plans to expand its network of strategic alliances in Europe, and Asia to allow for the marketing of its Technologies in the most efficient and cost effective manner. It is also expected that the results of the trials of the United States Environmental Protection Agency will be known and this should provide the Company with ability to more effectively market the product in the USA. The Company is proceeding with its plans to achieve a Level 2 ADR listing on NASDAQ in mid 2002 which will further raise the company's profile in the USA.

The Company will seek to retain a passive interest in its mining assets by finding joint venture partners to assist in the exploitation of the assets or by selling the assets and retaining an interest by way of royalty income.

Dated at Gold Coast this: 15th day of March 2002.

Signed in accordance with a resolution of the directors:

B. SHEERAN
Chairman

B. BAMONTE
Director

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	Notes	Consolidated 2001 $	2000 $
Revenue from sale of goods		97,918	267,703
Revenue from rendering of services		453,376	108,653
Other revenues from operating activities		223,849	150,324
Total Revenue		775,143	526,680
Depreciation and amortisation expenses		(129,359)	(93,340)
Research and development expense		(573,990)	(373,008)
Exploration and evaluation expenditure written off		(214,212)	(217,135)
Employee costs and directors remuneration		(608,767)	(2,413,318)
Other expenses from operating activities		(1,222,409)	(1,168,151)
Loss from ordinary activities before income tax		(1,973,594)	(3,738,272)
Income tax related to operating loss		-	-
Net loss		**(1,973,594)**	**(3,738,272)**
Basic loss per share (cents)		(1.4)	(3.8)
Diluted loss per share (cents)		(1.4)	(3.8)

The Statement of Financial Performance is to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 8 to 11.

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2001

	Consolidated	
	31 December 2001	30 June 2001
Current Assets		$
Cash	13,390,859	578,056
Receivables	128,250	187,664
Inventory	9,842	114,162
Prepayments	123,613	473,176
Total Current Assets	13,652,564	1,353,058
Non-Current Assets		
Receivables	555,781	553,404
Property, plant and equipment	1,287,543	1,077,091
Intangible asset	901,075	952,565
Total Non-Current Assets	2,744,399	2,583,060
Total Assets	16,396,963	3,936,118
Current Liabilities		
Accounts payable	452,445	479,542
Provisions	91,415	76,572
Total Current Liabilities	543,860	556,114
Non-Current Liabilities		
Provisions	610,000	610,000
Total Non-Current Liabilities	610,000	610,000
Total Liabilities	1,153,860	1,166,114
Net Assets	15,243,103	2,770,004
Shareholders' Equity		
Share capital	62,587,316	48,140,623
Option reserve	2,000,000	2,000,000
Accumulated losses	(49,344,213)	(47,370,619)
Total Shareholders' Equity	15,243,103	2,770,004

This Statement of Financial Position is to be read in conjunction with the notes to and forming part of the financial statements, as set on pages 8 to 11.

STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	Consolidated	
	31 December 2001	31 December 2000
Cash Flows From Operating Activities	$	$
Cash receipts in the course of operations	637,839	85,361
Cash payments in the course of operations	(1,843,643)	(1,516,447)
Interest received	196,634	133,885
Net cash used in operating activities	(1,009,170)	(1,297,201)
Cash Flows From Investing Activities		
Payments for property, plant and equipment	(288,321)	(58,168)
Payment (part consideration) for acquisition of business	-	(250,000)
Payments for research & development	(573,990)	(373,008)
Payments for exploration, evaluation & development	(214,212)	(217,135)
Payments for security deposits	(2,377)	-
Net cash used in investing activities	(1,078,900)	(898,311)
Cash Flows From Financing Activities		
Proceeds from issues of shares	16,047,491	787,788
Share issue costs	(1,146,618)	-
Net cash provided by financing activities	14,900,873	787,788
Net increase/(decrease) in cash held	12,812,803	(1,407,724)
Cash at the beginning of the financial period	578,056	3,457,869
Cash at the end of the financial period	13,390,859	2,050,145

The statement of cash flows is to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 8 to 11.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of these financial statements, are:

Basis of preparation

The half year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by the Company during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and do not take into account changing money values nor, except where stated, current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2001 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Where necessary, comparative information has been reclassified to achieve consistency with current financial period amounts and other disclosures.

2. CHANGES IN ACCOUNTING POLICIES

(a) Earnings per share

The consolidated entity has applied AASB 1027 "Earnings Per Share" (issued June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share for the comparative period ended 31 December 2000 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS is now calculated on net profit or loss, rather than excluding extraordinary items. Diluted EPS is now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of potential dilutive potential ordinary shares. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(b) Segment reporting

The consolidated entity has applied AASB 1005 "Segment Reporting" (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. Comparative information has been restated for the changes in definitions of segment revenues and results.

3. INDIVIDUALLY SIGNIFICANT ITEMS

	Consolidated	
	31 December 2001	31 December 2000
	$	$
Individually significant items included in operating loss from ordinary activities include:		
Directors Remuneration**	357,360	2,215,500

** Of the 2000 amount, $2,000,000 relates to an issue of 5,000,000 options exercisable at $0.20 each issued to the executive Directors of the Company as part of their remuneration package. The issue was negotiated and approved by an independent director in February 2000, when shares in the Company were trading at $0.11 per share. Under ASX Listing rules, the options could only be issued after shareholder approval was received. This approval was received in November 2000 and the options were issued in December 2000 when shares in the Company were trading at approximately $0.60 per share. The rise in the share price in the period between the date of agreement and the date of the shareholders meeting gave rise to an abnormal charge in December 2000 of $2,000,000 being the value attributed to the options issued under Australian accounting requirements of the economic cost to the company of $0.40 each at the date the options were issued.

4. SHARE CAPITAL

	31 December 2001	30 June 2001
(a) Issued And Paid Up Capital	$	$
Opening balance 109,950,709 ordinary shares (1 July 2000: 93,056,513 ordinary shares)	48,140,623	45,105,835
Add the following share issues: -		
27,514,440 ordinary shares issued on 14 July 2001 at GBP£0.14 ($0.384) per share	10,570,861	-
Exercise of options		
Options exercisable at $0.20 resulting in the issue of 21,055,089 ordinary shares	4,211,020	-
Options exercisable at $0.30 resulting in the issue of 4,218,773 ordinary shares	1,265,632	-
Options exercisable at $0.20 resulting in the issue of 3,938,945 ordinary shares	-	787,788
2,700,000 ordinary shares issued on 30 September 2000, at $0.60 per share, as part consideration of the acquisition price for a business acquisition	-	1,620,000
Options exercised at $0.30 per share resulting in the issue of 4,000 ordinary shares	-	1,200
To consultants in respect of fees:-	-	
1,250 shares at $0.64 per share on 25 January 2001	-	800
250,000 shares at $0.50 per share on 17 April 2001	-	125,000
10,000,000 ordinary shares issued on the conversion of convertible notes	-	500,000
Less share issue costs – AIM listing	(1,600,820)	-
Closing balance 162,739,011 ordinary shares (30 June 2001: 109,950,709 ordinary shares)	62,587,316	48,140,623

(b) Options	31December 2001 Number	30 June 2001 Number
The following share options, were on issue at 31 December 2001: -		
Exercisable on or before 31 December 2001 at $0.20 each	-	21,055,089
Exercisable on or before 31 December 2001 at $0.30 each	-	4,372,456
Exercisable on or before 31 December 2001 at $1.00 each	-	500,000
Exercisable on or before 31 March 2002 at $0.20 each	15,000,000	15,000,000
Exercisable on or before 30 June 2002 at $1.00 each	250,000	250,000
Exercisable on or before 30 June 2002 at $2.00 each	500,000	500,000
Exercisable on or before 30 November 2002 at $0.75 each	1,000,000	1,000,000
Exercisable on or before 28 February 2003 at $0.20 each	10,000,000	10,000,000
Exercisable on or before 31 August 2003 at $1.00 each	2,700,000	2,700,000
Exercisable on or before 30 November 2003 at $1.00 each	900,000	900,000
Exercisable on or before 30 November 2003 at $0.56 each	850,000	850,000
Exercisable on or before 28 February 2004 at $0.47 each	200,000	-
Exercisable on or before 30 July 2005 at $1.00 each	1,100,000	-
Exercisable on or before 30 July 2005 at $0.47 each	150,000	-
Exercisable on or before 31 October 2005 at $0.61 each	400,000	-
	33,050,000	57,127,545

5. SEGMENTS

	Environmental Consulting			Mining and exploration	Research and development of Environmental Remediation	Unallocated	Consolidated
	Laboratory	Fieldwork	Consulting				
31 December 2001	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Total revenue	361,121	52,818	39,437	101,162	-	220,605	775,143
Segment operating results	120,639	5,620	(60,087)	(242,622)	(573,990)	(1,223,154)	(1,973,594)
Segment assets	942,549	37,718	901,075	212,183	-	14,303,438	16,396,963
31 December 2000							
Total revenue	75,958	17,944	14,751	274,937	-	143,089	526,679
Segment operating results	6,860	(2,743)	(23,944)	(406,230)	(373,008)	(2,939,207)	(3,738,272)
Segment assets	777,207	41,988	1,004,056	326,314	-	2,573,611	4,723,176

6. CONTINGENT LIABILITIES

In an action brought by the Environmental Protection Authority in New South Wales, the Company has been found to have breached the Protection of the Environment Operations Act 1997 by allowing the release of water from the site in November 1999 when the company was known as Tin Australia N.L. A hearing to determine the quantum of any fine payable for this breach is expected to be heard in June 2002. The maximum fee payable under the Act is $250,000. The Company has accrued for the expected liability to arise from this matter.

DIRECTORS' DECLARATION

In the opinion of the directors of Virotec International Ltd: -

(a) The financial statements and notes, set out on pages 5 to 11, are in accordance with the Corporations Act 2001, including

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Gold Coast this 15th day of March 2002.

Signed in accordance with a resolution of the directors:

Brian Sheeran
Chairman

Bruno Bamonte
Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF VIROTEC INTERNATIONAL LTD

Scope

We have reviewed the financial report of Virotec International Ltd for the half-year ended 31 December 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 5 to 12. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year. The Company's directors are responsible for the financial report

We have performed an independent review of the financial report in order to state whether on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows in order for the Company to lodge the financial report with the Australian Securities and Investments Commission

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, test of accounting records or tests of responses to enquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance given is less than given in an audit We have not performed an audit and accordingly we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matters that makes us believe that the half-year financial report of Virotec International Ltd is not in accordance with·

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of consolidated entity's financial position as at 31 December 2001 and of its performance for the year ended on that date; and
  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

P G Steer
Partner

Gold Coast

15 **March 2002**

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001, 11/3/2002.

Name of entity

VIROTEC INTERNATIONAL LTD

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
81 004 801 398	✓		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	32 %	to	775
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	down	48 %	to	(1923)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	down	47 %	to	(1974)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of	Nil		
Net profit (loss) for the period attributable to members *(item 1.11)*	down	47 %	to	(1974)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/a ¢	N/a ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/a ¢	N/a ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	775	527
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(2749)	(4265)
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(1974)	(3738)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(1974)	(3738)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(1974)	(3738)
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(1974)	(3738)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(47370)	(41932)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(1974)	(3738)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(49344)	(45671)

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(1923)	(3712)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(1923)	(3712)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1974)	(3738)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(1974)	(3738)

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Environmental consulting	453	107
	Tin sales	98	268
	Other operating revenue	224	150
	Depreciation and amortisation	(129)	(93)
	Research and development	(574)	(373)
	Mining interests expenses	(214)	(217)
	Employee and directors costs	(609)	(2413)
	Other operating costs	(1223)	(1169)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	51	-	-	51
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	51	-	-	51
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	13391	578	2050
4.2	Receivables	128	188	311
4.3	Investments	-	-	-
4.4	Inventories	10	114	32
4.5	Other (provide details if material)	124	473	124
4.6	**Total current assets**	13653	1353	2517
	Non-current assets			
4.7	Receivables	556	553	69
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1288	1077	1133
4.14	Intangibles (net)	901	953	1004
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	2744	2583	2206
4.17	**Total assets**	16397	3936	4723
	Current liabilities			
4.18	Payables	452	480	307
4.19	Interest bearing liabilities	-	-	-
4.20	Provisions	91	77	63

+ See chapter 19 for defined terms.

4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	544	556	370
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	610	610	510
4.26	Other (provide details if material)			-
4.27	**Total non-current liabilities**	610	610	510
4.28	**Total liabilities**	1154	1166	880
4.29	**Net assets**	15243	2770	3843

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	62587	48141	47514
4.31	Reserves	2000	2000	2000
4.32	Retained profits (accumulated losses)	(49344)	(47371)	(45671)
4.33	**Equity attributable to members of the parent entity**	15243	2770	3843
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	15243	2770	3843

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	214	217
5.3	Expenditure written off during current period	(214)	(217)
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period	N/a	N/a
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	638	85
7.2	Payments to suppliers and employees	(1844)	(1516)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	197	134
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	(1009)	(1297)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(288)	(308)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other: Mining interests costs	(214)	(217)
	Research and development	(574)	(373)
	Security deposits	(2)	-
7.17	**Net investing cash flows**	(1079)	(898)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	16047	788
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other : share issue costs	(1147)	-
7.23	**Net financing cash flows**	14901	788
7.24	**Net increase (decrease) in cash held**	12813	(1408)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	578	3458
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	13391	2050

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	291	200
8.2 Deposits at call	13100	1850
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	13391	2050

+ See chapter 19 for defined terms.

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	354%	809%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	15%	97%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	(1.4 cents)	(3.8 cents)
	(b) Diluted EPS (if materially different from (a))	-	-
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	136,362,426	97,829,962

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	10.1 cents	2.8 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	196	134
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-

+ See chapter 19 for defined terms.

12.5	Depreciation and amortisation (excluding amortisation of intangibles)	78	67
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity **SEE ATTACHED**

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by the SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢

+ See chapter 19 for defined terms.

15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	N/a	N/a
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	162,739,011	162,739,011		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	See attached schedule	See attached schedule		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	33,050,000	nil	*Exercise price*	*Expiry date (if any)*

+ See chapter 19 for defined terms.

18.8	Issued during current period	See attached schedule			
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

NIL

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

NIL

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Application of AASB 1027 Earnings Per Share and AASB 1005 Segment Reporting per accounting policy note in half year financial report.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 15 March 2002
(Company Secretary)

Print name: ANGUS CRAIG

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

+ See chapter 19 for defined terms.

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

VIROTEC INTERNATIONAL LTD

ATTACHMENT TO APPENDIX 4B

31 DECEMBER 2001

SHARE CAPITAL

Ordinary Shares

	Number
Opening balance - 1 July 2001	109,950,709
Ordinary shares issued at GBP£0.14 ($0.384) per share	27,514,440
Exercise of options exercisable at $0.20	21,055,089
Exercise of options exercisable at $0.30	4,218,773
Closing balance – 31 December 2001	162,739,011

Options

The following share options were on issue at 31 December 2001: -

	Number
Exercisable on or before 31 March 2002 at $0.20 each	15,000,000
Exercisable on or before 30 June 2002 at $1.00 each	250,000
Exercisable on or before 30 June 2002 at $2.00 each	500,000
Exercisable on or before 30 November 2002 at $0.75 each	1,000,000
Exercisable on or before 28 February 2003 at $0.20 each	10,000,000
Exercisable on or before 31 August 2003 at $1.00 each	2,700,000
Exercisable on or before 30 November 2003 at $1.00 each	900,000
Exercisable on or before 30 November 2003 at $0.56 each	850,000
Exercisable on or before 28 February 2004 at $0.47 each	200,000
Exercisable on or before 30 July 2005 at $1.00 each	1,100,000
Exercisable on or before 30 July 2005 at $0.47 each	150,000
Exercisable on or before 31 October 2005 at $0.61 each	400,000
	33,050,000

Reconciliation of movements in options	**Number**
Opening balance – 1 July 2001	57,127,545
Add Options issued:	
Exercisable on or before 28 February 2004 at $0.47 each	200,000
Exercisable on or before 30 July 2005 at $1.00 each	1,100,000
Exercisable on or before 30 July 2005 at $0.47 each	150,000
Exercisable on or before 31 October 2005 at $0.61 each	400,000
Deduct Options exercised:	
Exercisable on or before 31 December 2001 at $0.20 each	(21,055,089)
Exercisable on or before 31 December 2001 at $0.30 each	(4,218,773)
Deduct Options lapsed:	
Exercisable on or before 31 December 2001 at $0.30 each	(153,683)
Exercisable on or before 31 December 2001 at $1.00 each	(500,000)
	33,050,000

VIROTEC INTERNATIONAL LTD

SEGMENT INFORMATION

	Environmental Consulting						
	Laboratory	Fieldwork	Consulting	Mining and exploration	Research and development of Environmental Remediation	Unallocated	Consolidated
31 December 2001	**A$**	**A$**	**A$**	**A$**	**A$**	**A$**	**A$**
Total revenue	361,121	52,818	39,437	101,162	-	220,605	775,143
Segment operating results	120,639	5,620	(60,087)	(242,622)	(573,990)	(1,223,154)	(1,973,594)
Segment assets	942,549	37,718	901,075	212,183	-	14,303,438	16,396,963